Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 15, 2023

Kibum Park U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:          JVSPAC Acquisition Corp.

Registration Statement on Form S-1
Filed October 26, 2023

File No. 333-275176

Dear Mr. Park:

On behalf of our client, JVSPAC Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 7, 2023 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

November 15, 2023 Page 2

Form S-1 filed October 26, 2023

Cover Page

1.	We reissue prior comment 1. We continue to note the disclosure on the cover page that if you "enter into a business combination with a target business operating in China, the combined company may face risks associated with regulatory approvals of the proposed business combination between us and the target, offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data privacy." Please revise this disclosure and similar disclosure throughout the prospectus to disclose that you currently face such risks, even without a business combination with a company operating in China, based upon the location of the company in the PRC. Your disclosure should make clear whether these risks could result in a material change in your operations, including your search for a target business.

Response: The Company has revised the disclosure on the cover page and on pages 10 and 110 of the Registration Statement in response to the Staff’s comment.

Summary, page 2

2.	We partially reissue prior comment 4. Please disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company has revised the disclosure on the cover page and on pages 12 and 112 of the Registration Statement.

If our initial business combination involves a company organized under the laws of a state of the United States ...., page 52

3.	We note the revisions made in response to prior comment 6. Please revise to clearly disclose the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company has revised the disclosure on page 52 of the Registration Statement.

November 15, 2023 Page 3

Enforceability of Civil Liabilities, page 89

4.	We partially reissue prior comment 7. Please also discuss the cost and time constraints of potential actions brought in Hong Kong or Mainland China.

Response: The Company has revised the disclosure on page 90 of the Registration Statement in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso Partner